SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period November 27, 2004 to December 3, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

     1.     Press Release dated December 2, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
December 3, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) – TSX; (PGH) – NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CLARIFICATION OF MUTUAL FUND TRUST STATUS

(Calgary, December 2, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (the “Trust”), announced today that the Trust has received a letter from the Department of Finance Canada that removes any significant risk to the Trust’s status as a mutual fund trust and effectively extends until 2007 the deadline by which the Trust must meet the non-resident ownership restrictions of the Income Tax Act (Canada). The finance letter undertakes to recommend an amendment to paragraph 132(7)(a) of the Act in a form typically relied upon by taxpayers, subject to acceptance of the recommendation by the Minister of Finance and Parliament.

The Trust also received a letter from Canada Revenue Agency extending the time periods for the transactions contemplated in the Trust’s Advance Tax Ruling for the A/B Trust Unit Reclassification. As a result, any changes which may be required to the Trust Indenture can now be considered at the next regularly constituted meeting of Unitholders.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191